
10030835

UNITED STATES
[illegible] AND EXCHANGE COMMISSION
[illegible]ashington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 49711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CUSO FINANCIAL SERVICES, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10455 SORRENTO VALLEY ROAD, SUITE 210
(No. And Street)

SAN DIEGO (City) CA (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

YUBIE ASGHEDOM (858) 530-4426
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

PKF
(Name - *if individual state last, first, middle name)*

2020 CAMINO DEL RIO N., STE. 500 (Address) SAN DIEGO (City) CA (State) 92108 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, AMY BEATTIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSO FINANCIAL SERVICES, L.P., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF OPERATING OFFICER
Title

Notary Public


LEANNE S. HOWARD
Commission # 1707960
Notary Public - California
San Diego County
My Comm. Expires Dec 1, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON
THE COMPANY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY
RULE 17A-5(E)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Partners of
CUSO Financial Services, LP
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2009, which were agreed to by CUSO Financial Services, LP and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating CUSO Financial Services, LP's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). CUSO Financial Services, LP's management is responsible for the CUSO Financial Services, LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and traced listed assessment payments to amounts clearing on original bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers by reviewing the Company's accounting records and internal financial information noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers by reviewing the Company's accounting records and internal financial information supporting the adjustments noting no differences.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



San Diego, California
February 22, 2010

PKF
Certified Public Accountants
A Professional Corporation

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049711 FINRA DEC
CUSO FINANCIAL SERVICES LP 16*16
PO BOX 85744
SAN DIEGO CA 92186-5744

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

YUBIE ASGHEDOM 858-530-4426

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 6,701

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2,588)

7/30/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,113

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,113

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,113

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CUSO FINANCIAL SERVICES
(Name of Corporation, Partnership or other organization)

Amy H Beattie
(Authorized Signature)

COO
(Title)

Dated the 22nd day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 55,710,048

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 45,110,247

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — 7,906,633

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 634

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 12,788

Enter the greater of line (i) or (ii) — 12,788

Total deductions — 53,029,667

2d. SIPC Net Operating Revenues — $ 2,680,382

2e. General Assessment @ .0025 — $ 6701

(to page 1 but not less than $150 minimum)

Yubie Asghedom (yasghedom@cusonet.com)

From: TrackingUpdates@fedex.com
Sent: Friday, February 26, 2010 11:08 AM
To: Yubie Asghedom (yasghedom@cusonet.com)
Subject: FedEx Shipment 793304869932 Delivered

This tracking update has been requested by:

Company Name: CUSO Financial Services, L.P.
Name: Yubie Asghedom
E-mail: jgunnell@cusonet.com

Our records indicate that the following shipment has been delivered:

Reference: Dept 420 / Yubie
Ship (P/U) date: Feb 25, 2010
Delivery date: Feb 26, 2010 2:03 PM
Sign for by: .WASHINGTON
Delivered to: Receptionist/Front Desk
Service type: FedEx Standard Overnight
Packaging type: FedEx Envelope
Number of pieces: 1
Weight: 0.50 lb.
Special handling/Services: Deliver Weekday
Tracking number: 793304869932

Shipper Information
Yubie Asghedom
CUSO Financial Services, L.P.
10455 Sorrento Valley Road
Ste 210
San Diego
CA
US
92121

Recipient Information
SIPC
805 15TH ST NW STE 800
NW.
WASHINGTON
DC
US
20005

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